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MAR 31 2015
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SECUR... AND EXCHANGE COMMISSION
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31505

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/2014 (MM/DD/YY) AND ENDING 01/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LIBERTY ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

501 Fifth Avenue, 15th Floor
(No. and Street)

New York (City) New York (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sidney W. Azriliant (212) 869-8224
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson Jr., CPA
(Name – *if individual, state last, first, middle name*)

15565 Northland Dr. Suite 508 West Southfield, MI. 48075
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/31

3/31/15

OATH OR AFFIRMATION

I, Sidney W. Azriliant, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Liberty Associates, Inc of January 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

President

Title

Notary Public

ANDREW KIRWAN
Notary Public, State of New York
No. [illegible]
Certified in Westchester County
Commission Expires March 22, 20 17

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LIBERTY ASSOCIATES, INC.

AUDITED FINANCIAL STATEMENTS

For the Year Ended January 31, 2015

INDEX

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
Liberty Associates, Inc.
36 West 44th Street
New York , NY 10036-8224

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Liberty Associates, Inc. as of January 31, 2015 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of Liberty Associates, Inc. management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Liberty Associates, Inc. as of January 31, 2015, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Supplemental Information has been subjected to audit procedures performed with audit of Liberty Associates, Inc. financial statements. Supplemental Information is the responsibility of Liberty Associates, Inc.'s management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information . In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with the standards of the Public Company Accounting Oversight Board (United States. In my opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the

financial statements as a whole.

Edward Richardson Jr. CPA

Edward Richardson Jr., CPA
Southfield, MI. 48075
March 27, 2015

Liberty Associates, Inc.
BALANCE SHEET
As of January 31, 2015

ASSETS

CURRENT ASSETS		
Cash In Bank	$	3,742.83
Investments		66,273.74
Total Current Assets		70,016.57
PROPERTY AND EQUIPMENT		
TOTAL ASSETS	$	70,016.57

Liberty Associates, Inc.
BALANCE SHEET
As of January 31, 2015

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES	
Accrued Liabilities	$ 14,438.00
Total Current Liabilities	14,438.00
LONG-TERM LIABILITIES	
Note Payable	2,500.00
Total Long-Term Liabilities	$ 2,500.00
Total Liabilities	$ 16,938.00
STOCKHOLDER'S EQUITY	
Capital Stock, no par value, two hundred shares authorized, 100 shares issued and outstanding	5,000.00
Paid in Excess	116,000.00
Retained Earnings	(67,921.43)
Total Stockholder's Equity	53,078.57
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 70,016.57

Liberty Associates, Inc.
Statements of Operations and Changes in Net

	12 Months Ended January 31, 2015
REVENUES	
Commissions Earned	$ -
Other Income	-
Dividend Income	1,086.99
Gain(loss) on security trading	2,500.70
Total Revenues	3,587.69
Operating Expenses	
Employee Compensation and ben	-
Floor brokerage, exchange and c	9,947.53
Communications and data process	1,824.00
Occupancy	1,968.00
Other expenses	4,918.00
Total Operating Expenses	18,657.53
Operating Income (Loss)	$ (15,069.84)

Liberty Associates, Inc.
STATEMENT OF RETAINED EARNINGS

	12 Months Ended January 31, 2015
Beginning of Period	$ (52,851.59)
Plus: Net Income	$ (15,069.84)
Plus: Prior Period Adjustment	$ -
Less: Dividends Paid	
RETAINED EARNINGS END OF PERIOD	$ (67,921.43)

Liberty Associates, Inc.
STATEMENT OF CASH FLOWS
For the 12 months Ended January 31, 2015

		2015
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$	(15,069.84)
Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities:		
Prior Period Adjustment		
Losses (Gains) on sales of Fixed Assets		
Decrease (Increase) in Operating Assets:		
Other		
Increase (Decrease) In Operating Liabilities		(3,587.69)
Accrued Liabilities		7,211.00
Total Adjustments		3,623.31
Net Cash Provided By (Used in) Operating Activities		$ (11,446.53)
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds From Sale of Fixed Assets		-
Net Cash Provided By (Used In) Investing Activities		-
CASH FLOWS FROM FINANCING ACTIVITIES		
Notes Payable Borrowings		
Proceeds Paid in Surplus		6,000.00
Net Cash Provided By (Used In) Financing Activities		6,000.00
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(5,446.53)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		9,189.36
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$	3,742.83

Mar 27 2015 02:58PM S&E Azriliant 2128692817 page 11

LIBERTY ASSOCIATES, INC.

STATEMENT OF CHANGE IN STOCKHOLDERS' EQUITY

At January 31, 2015

	Capital Stock	Paid-In Surplus	Retained Earnings	Total Equity
Balance - February 1, 2014	$5,000	$110,000	($52,851)	$62,149
				-
Increases (Decreases)				-
Capital Transactions		6,000		6,000
Net Income (Loss) for Y/E 1/31/15	-0-	- 0 -	(15,070)	(15,070)
Balance as of January 31, 2015	$5,000	$116,000	($67,921)	$53,079

Level 2: Valuations based on observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in inactive markets; or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated with observable market data.

Level 3: Valuations based on observable inputs are used when little or no marker data is available. The fair value hierarchy gives lowest priority to Level 3 Inputs.

In determining fair value, the Corporation utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible in its assessment of fair value.

The Corporation reports its investments at fair market value, with unrealized gain or loss included in the attached statement of income. Based on the criteria stated above, these shares have been categorized as Level 1.

- Management has evaluated, for potential recognition and disclosure, events subsequent to the date of the balance sheet through March 15, 2010, the date the financial statements were available to be issued. No material events have occurred.

3. **Net Capital Requirements:** The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At January 31, 2015 the Corporation had net capital of $44,735, which was $39,735 in excess of its minimum net capital required of $5,000. The Corporation's ratio of aggregate indebtedness to net capital was .99 to 1.

4. **Concentration of Credit Risk:** At January 31, 2015, the Corporation maintained a cash balance in a bank account and a balance of $18,876 in a single money market mutual fund. The bank account is insured by the Federal Deposit Insurance Corporation up to $250,000, and at January 31, 2015 is fully insured. The money market mutual fund is uninsured. Accordingly, the Corporation is subject to credit risk from this concentration.

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended January 31, 2015

See accountant's audit report

Liberty Associates, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended January 31, 2015

Computation of Net Capital

Total Stockholder's equity:		$ 53,079.00
Nonallowable assets:		
Property and equipment	0.00	
Accounts receivable – other	0.00	0.00
Other Securities	0.00	
Exempted Securities	0.00	
Other Charges	0.00	
Haircuts	8,344.00	
Undue Concentration	0.00	(8,344.00)
Net allowable capital		$ 44,735.00

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$ 1,129.00
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000.00
Net capital requirement	$ 5,000.00
Excess net capital	$ 39,735.00

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 16,938.00
Percentage of aggregate indebtedness to net capital	37.86%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of January 31, 2015	$ 44,735.00
Adjustments:	
Change in Equity (Adjustments)	(0.00)
Change in Non-Allowable Assets	(0.00)
Change in Haircuts	0 .00
Change in Undue Concentration	(0.00)
NCC per Audit	44,735.00
Reconciled Difference	$ (0.00)

See accountant's audit report

Liberty Associates, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended January 31, 2015

Exemptive Provisions Rule 15c3-3

The Company operates under an exemption pursuant to exemptive provision under Rule 15c3-3 (k)(1) – limited business.

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at February 1, 2014	$ -
Additions	-
Reductions	-
Balance of such claims at January 31, 2015	$ -

See accountant's audit report

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

March 27, 2015

Board of Directors
Liberty Associates, Inc.
36 West 44th Street
Suite 1100
New York, NY 10036-8224

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions in which (1) Liberty Associates, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Liberty Associates, Inc. claimed an exemption from 17 C.F.R. § 15c3-3(k)(1), and (2) Liberty Associates, Inc. stated that Liberty Associates, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Liberty Associates, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Liberty Associates, Inc.'s compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edward Richardson Jr. CPA

Edward Richardson, Jr., CPA

LIBERTY ASSOCIATES, INC.
501 Fifth Avenue, 15th Floor
NEW YORK, NY 10017
PHONE (212)869-8224 FAX (212)840-2540
MEMBER- FINRA and SIPC

March 23, 2015

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (1) for FYE December 31, 2014

Dear Mr. Richardson Jr.,

Please be advised that Liberty Associates, Inc. has complied with Exemption Rule 15c3-3 (k) (1) , for the period of January 1, 2014 through December 31, 2014. Liberty Associates, Inc. did not hold customer securities or funds at any time during this period and does business on a limited basis (publicly registered non-trades REITS, and oil & gas partnerships). Liberty Associates, Inc.'s past business has been of similar nature and has complied to this exemption since its inception, (date)..

Sidney W. Azriliant, the president of Liberty Associates, Inc. has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review December 31, 2014.

Sidney W. Azriliant has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any know events or other factors that might have affected Liberty Associates, Inc.'s compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (212) 869-8224.

Very truly yours,
Liberty Associates, Inc.

Sidney W. Azriliant
President

SWA:la

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